SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

GENERAL MEETING

PORTUGAL TELECOM, SGPS S.A.

22 June 2007

PROPOSAL

ITEM 4 OF THE AGENDA:
(To resolve on the election of the effective and alternate Chartered Accountant)

Whereas:

A) Further to the revision of the Portuguese Companies Code (“PCC”), introduced by Decree-Law no. 76-A/2006, of 29 March, the Board of Directors of Portugal Telecom, SGPS S.A. (hereinafter “PT SGPS” or “Company”) has proposed, under item one on the Agenda of this Meeting, a set of amendments to the Company’s Articles of Association, in order to assure its compliance with the relevant provisions to which the Company is subject to, until 30 June, 2007;

B) In this context, and for the purpose of complying with the rules of the PCC related to the model of corporate governance and supervision, the Board of Directors of PT SGPS has proposed the adoption of an anglo-saxon model, composed of a Board of Directors, including an Audit Committee, and a Chartered Accountant;

C) Assuming that the aforementioned proposal of statutory amendments presented by the Board of Directors of PT SGPS, under item one on the Agenda of this General Meeting is approved, the Company shall have as corporate bodies, an Audit Committee and a Chartered Accountant, and it will be necessary to proceed to the election of the latter by the General Meeting, upon proposal by the Audit Committee;

D) The members that, pursuant to the proposal made by the Shareholders Caixa Geral de Depósitos, S.A., Banco Espírito Santo, S.A. and Ongoing Strategy Investments – SGPS, S.A. presented under item three on the Agenda, will compose the Audit Committee decided, to make available to shareholders a proposal in order to ensure the compliance with the legal requirements on the election of the Chartered Accountant (i.e. this corporate body shall be elected by the General Meeting further to a proposal of the Audit Committee);

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E) The proposal referred to in the preceding paragraph was prepared by the members that will compose the Audit Committee after such proposal was requested by the Board of Directors.

Subject to the conditions precedent of the proposals made by the Board of Directors of PT SGPS and by the Shareholders Caixa Geral de Depósitos, S.A., Banco Espírito Santo, S.A. and Ongoing Strategy Investments – SGPS, S.A , presented, respectively, under items one and three on the Agenda of this General Meeting, being approved, it is hereby proposed that it be resolved:

1. To elect as Effective Chartered Accountant, for the current term of office (2006-2008), pursuant to article 446 of the PCC and article Thirty of the Company’s Articles of Association, in the version proposed by the Board of Directors of PT SGPS under item one on the Agenda of this General Meeting, the Company P. Matos Silva, Garcia Jr., P. Caiado & Associados, SROC, represented by Mr. Dr. Pedro João Reis de Matos Silva;

2. To elect as Alternate Chartered Accountant, for the current term of office (2006-2008), pursuant to article 446 of the PCC and article Thirty of the Company’s Articles of Association, in the version proposed by the Board of Directors of PT SGPS under item one on the Agenda of this General Meeting, the Company Ascenção, Gomes, Cruz & Associado - SROC, represented by Mr. Mário João de Matos Gomes.

Lisbon, 5th June 2007

_________________________________________________
João Manuel de Mello Franco

__________________________________________________
Thomaz de Mello Paes de Vasconcellos

__________________________________________________
José Guilherme Xavier de Basto

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.